Exhibit 21.1

Subsidiaries of the Registrant

Bank of Hampton Roads, a Virginia corporation, is a wholly-owned subsidiary of Hampton Roads Bankshares, Inc.

(1)	Harbour Asset Servicing, Inc., a Virginia corporation, is a wholly-owned subsidiary of Bank of Hampton Roads.

(2)	Gateway Bank Mortgage, Inc, a North Carolina corporation, is a wholly-owned subsidiary of Bank of Hampton Roads.

(i)	Gateway Bank Mortgage, Inc. is in a joint venture of which it owns a 51% interest of DNJ Gateway Mortgage LLC, a North Carolina limited liability company.

Shore Bank, a Virginia corporation, is a wholly-owned subsidiary of Hampton Roads Bankshares, Inc.

Hampton Roads Investments, Inc., a Virginia corporation, is a wholly-owned subsidiary of Hampton Roads Bankshares, Inc.